Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Amounts in thousands except ratio)

The ratio of earnings to fixed charges represents income before income taxes, interest expense and cumulative effect of changes in accounting principles, divided by interest expense. Interest expense includes amortization of capitalized interest and the portion of rent expense representative of interest. The Company guaranteed certain third party debt and, during 2003, expected to be required to pay certain amounts associated with such debt. Therefore, related interest on such guaranteed debt has been included in the ratio of earnings to fixed charges in 2003.

	For the Year Ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Income (loss) before income taxes(1)	$764,367	$752,208	$118,884	$(128,425)	$(30,033)
Adjustments:
Net interest expense(2)	97,610	88,579	129,565	98,080	106,120
QMC interest expense(3)	—	2,579	—	—	—
Amortization of capitalized interest	15,976	9,152	9,526	7,362	8,793
Portion of rental expense representative of interest	4,367	3,465	3,017	2,747	2,936
Income (loss) of affiliate	2,641	(42,467)	35,595	22,513	(17,930)
Preferred dividends	—	—	(5,751)	(11,500)	(11,500)
Minority interest of majority owned subsidiaries	335,299	173,178	97,442	65,374	92,814

	$1,220,260	$986,694	$388,278	$56,151	$151,200

Fixed Charges:
Net interest expense(1)	$97,610	$88,579	$129,565	$98,080	$106,120
Capitalized interest	13,058	8,945	5,226	10,633	5,534
Preferred dividends	—	—	5,751	11,500	11,500
Portion of rental expense representative of interest	4,367	3,465	3,017	2,747	2,936

	$115,035	$100,989	$143,559	$122,960	$126,090

Ratio of earnings to fixed charges	10.6	9.8	2.7	(4)	1.2

(1)	Pre-tax income (loss) before minority interest, equity income (loss) and impairment of affiliates and cumulative effect of a change in accounting principle, net of minority interest in income of affiliates.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.
(3)	Represents interest expense related to Newmont’s guarantee of QMC Finance Pty Ltd debt. This guarantee obligation was extinguished during 2004 (see Note 20).
(4)	The ratio was less than 1:1 for the year ended December 31, 2001, as earnings were inadequate to cover fixed charges by deficiencies of $66.8 million.